Gmail

Carina Oriel <carina@talinolabs.com>

[TEST] 💡 Carina, Invest in Asenso Finance today

Keny Chang of Asenso Finance <partners@talinolabs.com> Fri, Jan 28, 2022 at 5:55 PM
Reply-To: Keny Chang of Asenso Finance <partners@talinolabs.com>
To: Carina <carina@talinolabs.com>


Asenso
FINANCE
Elevating Small Business Banking

Dear Carina,

Hi! I'm Keny Chang, President of Asenso Finance, the newest inclusive fintech to come out of the Talino Venture Labs portfolio.

Asenso Finance is on a mission to close the small business financing gap, and we invite you to join us. We recently launched our Wefunder crowdfunding campaign encouraging investors to empower underserved small business communities in the United States.

Here's why you should hop on.

The Problem

Most banks prefer to loan money to big businesses to reduce their lending risk. Meanwhile, small businesses often find it difficult to secure loans from traditional banks. This leaves low-to-moderate-income borrowers with plenty of barriers to accessible loans, such as reaching good credit score requirements and submitting reams of paperwork.

In 2021, more than half of small business loans went underprovided or unprovided in the United States, or an estimated 7.3 million out of 13.6 million

small business loan applications. We need to address this financial gap to help community-based, independent businesses gain access to capital.

Our Solution

Asenso Finance is a lending-as-a-service firm that helps small businesses sustain and grow their operations by providing access to the capital they need. We help community banks and community development financial institutions (CDFIs) digitize their services, enabling these financial institutions to scale their operations and provide affordable loans to small business owners.

Leveraging the Social Borrowing Circle

Our model is based on the Grameen Bank model, a Nobel Peace Prize-winning bank model that provides accessible zero-collateral loans to low and moderate-income borrowers. In Asenso Finance's version of the model, business owners apply for loans in groups of five through a social borrowing circle.

The way our model works is different from traditional borrowing circles. With Asenso Finance, borrowers will get their loans faster than conventional social borrowing circles. In other models, receiving a loan may take months, but with ours, each member receives their loan quickly and at the same time. Then, they serve as each other's co-guarantors, ensuring that the other members of the circle stay on track to pay back their loan and keeping them in check. In addition, our model requires interactive financial literacy courses that educate borrowers from underserved communities while supporting their business needs.


Asenso
FINANCE

Invest in Our Early Bird Terms

Asenso Finance is raising funds to accelerate our technology deployment, market expansion, and operations, at a total of $1M at a pre-money valuation of $15M—and we are offering special Early Bird terms to our seed investors.

When you contribute to the first $300k, you will invest in a Simple Agreement for Future Equity (SAFE) at a $12M pre-money valuation cap.

Moreover, to make our startup accessible to retail investors, you can **invest as little as $100** to help small businesses rebuild, recover, and grow.

Invest in the Asenso Finance Wefunder Campaign today.

Invest in the Asenso Finance Wefunder Campaign today.

Join us in building an inclusive future by helping bridge the financial gap for small businesses. We hope to have inspired you to take part in this vital mission.

To learn more about Asenso Finance, visit our website, and don't forget to follow us on LinkedIn for regular updates.

Thank you for your time, and wishing you a joyful 2022!

Best regards,

Keny Chang
President of Asenso Finance
LINKEDIN

Asenso
FINANCE



Image from Wikimedia Commons

FINTECH

Asenso Launches a Crowdfunding Campaign to Make Applying for Small Business Loans Easier

Molly Wright - 03:30 PM | January 17, 2022

Asenso Finance, a fintech startup trying to make it easier for small businesses to receive loans from community banks and financial institutions, is looking to raise $1 million in a new crowdfunding campaign.

Manhattan Beach-based Asenso is using the crowdfunding platform Wefunder.com to find retail investors willing to back its seed round. The startup, which launched last fall and is backed by Los Angeles venture studio Talino Venture Labs, is raising the funds at a $15 million pre-money valuation. It is also offering seed investors special "Early Bird" terms: those contributing the first $300,000 will invest in a simple agreement for future equity (SAFE) at a $12 million pre-money valuation, or a 20% discount. As of Monday afternoon, it had raised nearly $91,000.

Asenso aims to close the round by the end of the first quarter or early second quarter, Carina Oriel, the firm's corporate development and strategy lead, told dot.LA. The company plans to deploy 40% of the funds toward developing its technology, 30% toward working capital and 30% toward marketing, she added.

Asenso's digital platform attempts to digitize the loan application and servicing process for community banks and community development financial institutions (CDFIs), with the goal of making it easier for small business owners to receive loans at affordable interest rates. That digitization allows community banks and CDFIs to provide more loans to more small businesses while cutting down on their operational costs.

The startup's product arrives after the coronavirus pandemic devastated millions of small businesses across the country, forcing many to turn to programs like the Small Business Administration's beleaguered Paycheck Protection Program to find relief. In 2020, 62% of businesses received a coronavirus-related loan or grant to

More on dot.LA

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Related links

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- Asenso mobile app breaks rural banking barriers | The Manila Times ›
- Asenso Finance | Elevating Small Business Banking ›

asenso finance | finance | Fintech | crowdfunding | talino venture labs

About the author(s):

Molly Wright

Molly Wright is an intern for dot.LA. She previously edited the London School of Economics' student newspaper in the United Kingdom, interned for The Hollywood Reporter and was the blogging editor for UCLA's Daily Bruin.

ROBOTICS

Inside Machina Labs, the AI Robotics Startup That Wants to Transform Manufacturing

Decerry Donato - 09:52 AM | February 02, 2022

Courtesy of Machina Labs

The nondescript two-story building in Chatsworth still has remnants of its previous life as a coworking space; inside, there are vibrant abstract murals on the walls, meeting rooms and a full coffee bar. Only now, the ground floor is bustling with nearly a dozen orange machines, each more than 20 feet tall and resembling giant robot arms.

The machines belong to Machina Labs, an AI company that uses robots to speed up the manufacturing design lifecycle. While the Chatsworth building is currently the company's only facility, there are expansion plans in the works as Machina aims to lead an AI-enabled revolution in hi-tech manufacturing.

Read more

Robotics | ai | artificial intelligence | machina labs

About the author(s):

degree in literary journalism from the University of California, Irvine. She continues to write stories to inform the community about issues or events that take place in the L.A. area. On the weekends, she can be found hiking in the Angeles National forest or sifting through racks at your local thrift store.

LOS ANGELES TECH SCENE

What Are LA's Hottest Startups of 2022? See Who VCs Picked in dot.LA's Annual Survey

Harri Weber - 05:00 AM | January 31, 2022

Illustration by Ian Hurley

In Los Angeles—like the **startup environment at large**—venture funding and valuations skyrocketed in 2021, even as the coronavirus pandemic continued to surge and supply chain issues rattled the economy. The result was a startup ecosystem that **continued to build on its momentum**, with no shortage of companies raising private capital at billion-dollar-plus unicorn valuations.

Read more

whatnot | boulevard | goat | videoamp | mythical games | floqast | wave | nacelle | papaya | leaselock

About the author(s):

Harri Weber

Do you know something we should know about L.A. tech or venture capital? Reach out securely via Signal: +1 917 434 4978.
Harri is dot.LA's senior finance reporter. She previously worked for Gizmodo, Fast Company, VentureBeat and Flipboard. Find her on Twitter and send tips on L.A. startups and venture capital to harrison@dot.la.

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